UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In México ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	In the US Breakstone Group Susan Borinelli/ Maura Gedid (646) 452-2333 / 2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR 4Q06 PASSENGER TRAFFIC UP 57.01% YOY

4Q06 Highlights1:

•	EBITDA increased by 138.24% to Ps.330.6 million.

•	Total passenger traffic up 57.01%.

•	Total revenues rose by 66.37%, mainly due to an increase of 82.48% in non-aeronautical revenues and a 59.49% increase in aeronautical revenues.

•	Commercial revenues per passenger rose by 27.54% to Ps.46.31 per passenger.

•	Operating profit increased by 713.84%.

•	EBITDA margin was 58.86% compared with 41.11% in 4Q05.

México D.F., February 21, 2007 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three- and twelve-month periods ended December 31, 2006.

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Financial Reporting Standards, expressed in constant Mexican pesos as of December 31, 2006, and represent comparisons between the three-month period ended December 31, 2006, and the equivalent three-month period ended December 31, 2005. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 10.8116.

ASUR 4Q06, Page 1 of 16

Passenger Traffic

For the fourth quarter of 2006, total passenger traffic increased year-over-year by 57.01%; domestic passenger traffic increased by 22.09%; and international passenger traffic rose by 104.48%.

The 57.01% year-over-year increase in total passenger traffic primarily reflected the sharp drop in passenger traffic experienced in the fourth quarter of 2005 due to the impact of Hurricane Wilma.

The 22.09% growth in domestic passenger traffic resulted mainly from the 74.00%, 43.12% and 32.77% increases at the Cancun, Cozumel and Veracruz airports, respectively. The increases at Cancun and Cozumel were principally due to the 4Q05 impact of Hurricane Wilma, as noted above. The increase in Veracruz was principally due to the opening of new airline services in that airport. Domestic passenger traffic, however, was negatively affected by a 34.13% decline at Oaxaca airport. The decline at Oaxaca was due to the cancellation of 133 flights during the quarter, as a result of ongoing public demonstrations in the city. The protests began as a teachers’ strike in May 2006 but have grown into more general unrest against the Oaxaca state government that has adversely affected tourism. The US State Department has issued several advisories regarding travel to Oaxaca. At this time we are unable to predict whether or how the conflict will be resolved, or how the ongoing demonstrations may affect our operations.

The growth in international passenger traffic was the result of increases of 117.49%, 261.11% and 75.61% at the Cancun, Cozumel and Huatulco airports, respectively (the first two largely due to the 4Q05 impact of Hurricane Wilma, as noted above).

For FY06, total passenger traffic rose by 3.44% compared to FY05, with international passenger traffic down 0.98% and domestic passenger traffic up 10.29%.

Table I: Domestic Passengers (in thousands)

Airport	4Q05	4Q06	% Change	FY05	FY06	% Change
Cancún	368.9	641.9	74.00	2,004.0	2,421.1	20.81
Cozumel	10.9	15.6	43.12	73.5	62.0	(15.65)
Huatulco	69.2	63.0	(8.96)	258.4	301.8	16.80
Mérida	237.3	237.3	-	873.8	869.7	(0.47)
Minatitlan	40.6	42.4	4.43	143.2	168.1	17.39
Oaxaca	134.2	88.4	(34.13)	496.8	429.1	(13.63)
Tapachula	51.6	50.7	(1.74)	187.1	183.5	(1.92)
Veracruz	141.3	187.6	32.77	517.2	652.2	26.10
Villahermosa	178.7	178.1	(0.34)	674.9	679.2	0.64
TOTAL	1,232.7	1,505.0	22.09	5,228.9	5,766.7	10.29
Note:	Passenger figures exclude transit and general aviation passengers.

ASUR 4Q06, Page 2 of 16

Table II: International Passengers (in thousands)

Airport	4Q05	4Q06	% Change	FY05	FY06	% Change
Cancún	783.5	1,704.0	117.49	7,297.5	7,307.1	0.13
Cozumel	18.0	65.0	261.11	413.1	308.7	(25.27)
Huatulco	8.2	14.4	75.61	53.6	73.5	37.13
Mérida	52.4	33.0	(37.02)	148.1	137.5	(7.16)
Minatitlan	0.8	0.9	12.50	3.3	3.8	15.15
Oaxaca	17.4	8.7	(50.00)	66.9	66.5	(0.60)
Tapachula	1.1	1.1	-	5.2	4.5	(13.46)
Veracruz	14.5	15.7	8.28	62.2	65.7	5.63
Villahermosa	11.1	11.8	6.31	42.5	45.9	8.00
TOTAL	907.0	1,854.6	104.48	8,092.4	8,013.2	(0.98)
Note:	Passenger figures exclude transit and general aviation passengers.

Table III: Total Passengers (in thousands)

Airport	4Q05	4Q06	% Change	FY05	FY06	%Change
Cancún	1,152.4	2,345.9	103.57	9,301.5	9,728.2	4.59
Cozumel	28.9	80.6	178.89	486.6	370.7	(23.82)
Huatulco	77.4	77.4	-	312.0	375.3	20.29
Mérida	289.7	270.3	(6.70)	1,021.9	1,007.2	(1.44)
Minatitlan	41.4	43.3	4.59	146.5	171.9	17.34
Oaxaca	151.6	97.1	(35.95)	563.7	495.6	(12.08)
Tapachula	52.7	51.8	(1.71)	192.3	188.0	(2.24)
Veracruz	155.8	203.3	30.49	579.4	717.9	23.90
Villahermosa	189.8	189.9	0.05	717.4	725.1	1.07
TOTAL	2,139.7	3,359.6	57.01	13,321.3	13,779.9	3.44
Note:	Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 4Q06

Total revenues for 4Q06 increased year-over-year by 66.37% to Ps.561.7 million. This was mainly due to increases of:

•	59.49% in revenues from aeronautical services, principally as a result of the 57.01% rise in passenger traffic; and

•	82.48% in revenues from non-aeronautical services, principally as a result of the 98.56% rise in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free services, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

ASUR 4Q06, Page 3 of 16

Commercial revenues increased year-over-year by 98.56%. Commercial revenues were principally the result of increases in the following areas:

•

Banking and currency exchange services were up 10.08% as a result of the combined effect of the 117.5% increase in international passenger traffic at Cancun Airport, which was offset in part by the expiration of a contract with Banamex on August 6, 2006. As a result of the contract expiration, the company has stopped collecting rent from branches that Banamex previously operated in Cancun, Merida, Oaxaca, Veracruz and Villahermosa airports;

•

Duty-free services were up 246.54%, principally due to the increase in international passenger traffic and one-time income from Aldeasa, one of the duty-free concessionaires, in connection with a new contract regarding operations for Terminal 3 at Cancun Airport;

•

Food & beverage services rose 77.33%, mainly due to a one-time payment received from Hoteleria e Inmmobiliaria, S.A. de C.V. for the lease of a restaurant that until June 2006 was operated directly by ASUR. Revenues were also positively impacted by the increase in passenger traffic during the quarter;

•	Teleservices were up 14.86% mainly due to the increase in passenger traffic;

•	Retail revenues were up 90.54%, principally due to the increase in total passenger traffic during the quarter;

•	Parking lot revenues rose 15.82%, mainly as a result of a rate increase at some airports and higher occupancy due to the increase in passenger traffic;

•

Revenues from car rental companies were up 49.88%, mainly as a result of the improved economic terms obtained in a bidding process for leases at Cancun Airport. Lease renewals in June 2006 at the Mérida, Minatitlan, Oaxaca, Veracruz and Villahermosa airports, each of which included an increase in minimum guaranteed fees, also contributed to revenues;

•	Other revenues rose 75.39%, reflecting rental income from booths leased to tour operators established at Cancun Airport in June 2006, as well as the increase in passenger traffic;

•	Ground transportation revenues increased 95.14% as a result of the increase in passenger traffic; and

•	Advertising revenues rose 61.58% reflecting the direct commercialization of advertising space.

ASUR 4Q06, Page 4 of 16

Total operating costs and expenses for 4Q06 increased 13.92% year over year, primarily as a result of:

•	an 8.03% increase in the cost of services, mainly as a result of higher energy costs, insurance premiums and maintenance expenses;

•	a 9.90% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets and improvements made to concession assets;

•	a 118.81% increase in the cost of technical assistance, principally due to the increase in EBITDA for the quarter (a factor for the calculation of the fee).

•	a 66.38% increase in concession fees, mainly due to higher revenues; and

•	a 2.66% decline in administrative expenses.

Operating margin for the quarter rose to 36.66% from 7.49% in the fourth quarter of 2005. This was mainly the result of a 66.37% increase in total revenues, which more than offset the increase in costs during the period.

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of the company’s assets including, in ASUR’s case, its concessions), less the average tax value of certain liabilities. ASUR made asset tax payments of Ps.35.8 million for 4Q06. Of these payments, Ps.4.1 million was recorded as an expense in the results for the quarter. The difference was recorded as an asset, since the Company expects to recover Ps.31.7 million as a credit against future income tax payments.

In December, the Mexican authorities approved a change in the methodology used to calculate asset tax liabilities and reduced the tax rate to 1.25% from 1.8%, which is now applicable to the average tax value of virtually all of the company’s assets without deducting the average tax value of certain liabilities. The company expects a positive impact from this change in the methodology.

Net income for 4Q06 was Ps.131.1 million, an increase of 1,946.50% from 4Q05. Earnings per common share for the quarter were Ps.0.4371, or earnings per ADS (EPADS) of US$0.4043 (one ADS represents ten series B common shares). This compares with Ps.0.0214, or EPADS of US$0.0198, for the same period last year.

ASUR 4Q06, Page 5 of 16

Table IV: Summary of Consolidated Results for 4Q06

	4Q05	4Q06	% Change
Total Revenues	337,622	561,707	66.37
Aeronautical Services	236,579	377,324	59.49
Non-Aeronautical Services	101,043	184,383	82.48
Commercial Revenues	79,989	158,827	98.56
Operating Profit	25,302	205,919	713.84
Operating Margin %	7.49%	36.66%	389.45%
EBITDA	138,781	330,635	138.24
EBITDA Margin %	41.11%	58.86%	43.20%
Net Income	6,407	131,119	1,946.50
Earnings per Share	0.0214	0.4371	1,946.50
Earnings per ADS in US$	0.0198	0.4043	1,946.50

Note: Figures are in thousands of constant Mexican pesos as of December 31, 2006. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.8116.

Table V: Commercial Revenues per Passenger for 4Q06

	4Q05	4Q06	% Change
Total Passengers (‘000)	2,203	3,430	55.70
Total Commercial Revenues	79,989	158,827	98.56
Commercial revenues from direct operations	16,647	20,289	21.88
Commercial revenues excluding direct operations	63,342	138,538	118.71

Total Commercial Revenue per Passenger	36.31	46.31	27.54
Commercial revenue from direct operations per passenger	7.56	5.92	(21.69)
Commercial revenue per passenger (excluding direct operations)	28.75	40.39	40.49

Note: For purposes of this table, about 63,100 and 70,300 transit and general aviation passengers are included for 4Q05 and 4Q06, respectively. Revenue figures are in thousands of constant Mexican pesos as of December 31, 2006.

Table VI: Operating Costs and Expenses for 4Q06

	4Q05	4Q06	% Change
Cost of Services	146,703	158,483	8.03
Administrative	26,872	26,156	(2.66)
Technical Assistance	8,384	18,345	118.81
Concession Fees	16,882	28,088	66.38
Depreciation and Amortization	113,479	124,716	9.90
TOTAL	312,320	355,788	13.92

Note:	Figures are in thousands of constant Mexican pesos as of December 31, 2006.

ASUR 4Q06, Page 6 of 16

Consolidated Results for Fiscal Year 2006

Total revenues for FY06 increased by 4.26% from FY05 to Ps.2,238.9 million. This was mainly due to increases of:

•	4.46% in revenues from aeronautical services as a result of the 3.44% rise in passenger traffic during the period; and

•	3.79% in revenues from non-aeronautical services, principally as a result of the 3.94% rise in commercial revenues resulting from higher passenger traffic and other factors detailed below.

Commercial revenues for FY06 rose by 3.94%, mainly due to the following:

•	6.27% increase in retail revenues, due to the opening of the following new stores:

Store	Business	Opening Date
Cancún Terminal 2
Air Shop	Convenience store	March 2006
Air Shop Portafolio	Gift shop	June 2006
Harley Davidson	Gift shop	April 2006
Pineda Covalín	Gift shop	June 2006
Air Shop	Convenience store	December 2006
Mérida
Air Shop Todo x 180	Gift shop	February 2006
Oaxaca
Go Go	Jewelry	May 2006
GEO	Real estate	June 2006
Villahermosa
Air Shop Portafolio	Gift shop	May 2006
Cenca	Convenience store	April 2006
Huatulco
Artesanías	Mexican handcraft	December 2006

•	10.49% increase in revenues from ground transportation services;

•	14.66% increase in revenues from car rental companies;

•	One-time payment of Ps.19.1 million received from Aldeasa in connection with a new concession contract for duty-free shops in Terminal 3 of Cancun Airport;

ASUR 4Q06, Page 7 of 16

•	10.63% increase in teleservices, mainly reflecting Ps.1.2 million in one-time income during 2005 at the Huatulco, Tapachula and Veracruz airports;

•	9.16% increase in other income;

•	22.15% increase in advertising revenues;

•	10.78% increase in parking lot revenue; and

•	8.51% increase in food and beverage revenues as a result of the higher passenger traffic. The following restaurants began operations in 2006:

Name	Opening Date

Villahermosa	May 2006
La Sevillana	May 2006

This was partially offset by declines in the following areas:

•

Duty-free revenues declined 5.93% in 2006 as a result of non-recurring payments in May and August 2005, respectively of Ps.7.0 million and Ps.32.5 million from Dufry Mexico, pursuant to a ruling of the International Court of Arbitration in ASUR’s favor;

The 0.98% decline in international passenger traffic and the implementation in August 2006 of new Transportation Security Administration (TSA) security measures relating to carry-on items also had an adverse impact on duty-free sales. The subsequent relaxation of some of these measures has led to some improvement, but sales continue to be affected. We are unable to predict whether this effect will continue or for how long.

•

Revenue from banking and currency exchange services declined 14.24% as a result of the termination of the contract with Banamex to provide such services at the Cancun, Merida, Oaxaca, Veracruz and Villahermosa airports;

Costs and expenses for the twelve-month period increased year-over-year by 7.12%, mainly due to the following:

•	a 10.43% increase in costs of services, mainly as a result of higher personnel costs associated with the implementation of new baggage screening procedures and an increase in insurance premiums;

ASUR 4Q06, Page 8 of 16

•	an 8.00% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets and improvements made to concession assets;

•	a 4.13% increase in concession fees mainly due to higher revenues; and

•	a 2.77% rise in technical assistance costs reflecting the corresponding increase in EBITDA during the period.

The increase in costs was partially offset by:

•	an 8.79% decline in administrative expenses, reflecting lower professional fees during the period.

Operating margin declined to 37.06%, down from 38.73% for FY05. This was mainly the result of the 7.12% increase in expenses, which were not totally offset by the 4.26% increase in revenues for the year.

Net income for the twelve-month period declined by 9.88% to Ps.528.11 million. Earnings per common share for the period were Ps.1.7604, or earnings per ADS (EPADS) of US$1.6282 (one ADS represents ten series B common shares). This compares with Ps.1.9534, or EPADS of US$1.8068, for the same period last year.

Table VII:	Summary of Consolidated Results for the Twelve-Month Period
	FY05	FY06	% Change
Total Revenues	2,147,460	2,238,961	4.26
Aeronautical Services	1,520,152	1,587,904	4.46
Non-Aeronautical Services	627,308	651,057	3.79
Commercial Revenues	520,534	541,026	3.94
Operating Profit	831,790	829,668	(0.26)
Operating Margin %	38.73%	37.06%	(4.31)
EBITDA	1,283,464	1,317,456	2.65
EBITDA Margin %	59.77%	58.84%	(1.55)
Net Income	586,017	528,115	(9.88)
Earnings per Share	1.9534	1.7604	(9.88)
Earnings per ADS in US$	1.8068	1.6282	(9.88)

Note: Figures are in thousands of constant Mexican pesos as of December 31, 2006. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.811.

ASUR 4Q06, Page 9 of 16

Table VIII: Commercial Revenues for the Twelve -Month Period

	FY05	FY06	% Change
Total Passengers (‘000)	13,654	14,061	2.98
Total Commercial Revenues	520,534	541,026	3.94
Commercial revenues from direct operations (1)	85,742	99,351	15.87
Commercial revenues excluding direct operations	434,792	441,675	1.58

Total Commercial Revenue per Passenger	38.12	38.48	0.94
Commercial revenue from direct operations per passenger(1)	6.28	7.07	12.58
Commercial revenue per passenger (excluding direct operations)	31.84	31.41	(1.35)

Note: For purposes of this table, about 332,400 and 280,900 transit and general aviation passengers are included for FY05 and FY06, respectively. Revenue figures are in thousands of constant Mexican pesos as of December 31, 2006.

•

(1) Revenues from direct commercial operations include a restaurant, a snack bar and five convenience stores. On July 1, 2006, ASUR ceased the direct commercial operation of the restaurant and snack bar, and these facilities are now leased to a subsidiary of Grupo Mera. Since July 1, 2006, this represents solely the operation of the five convenience stores, as well as the direct commercialization of advertising space starting in November 2006.

Table IX:	Operating Costs and Expenses for the Twelve-Month Period
	FY05	FY06	% Change
Cost of Services	580,611	641,173	10.43
Administrative	106,889	97,491	(8.79)
Technical Assistance	69,123	71,037	2.77
Concession Fees	107,373	111,804	4.13
Depreciation and Amortization	451,674	487,788	8.00
TOTAL	1,315,670	1,409,293	7.12

Note:	Revenue figures are shown in thousands of constant Mexican pesos as of December 31, 2006.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for FY06 were Ps.1,559.10 million, resulting in an annual average tariff per work load unit of Ps.109.39. ASUR’s regulated revenues accounted for approximately 74.60% of total income for the period.

ASUR 4Q06, Page 10 of 16

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On December 31, 2006, Airport Facility Usage Rights and Airport Concessions represented 81.62% of the Company’s total assets, with current assets representing 10.58% and other assets representing 7.80%.

On December 31, 2006, cash and marketable securities were Ps.1,241.68 million. On the same date, shareholder’s equity was Ps.13,785.10 million and total liabilities were Ps.1,156.30 million, representing 92.26% and 7.74% of total assets, respectively. Total deferred liabilities represented 78.06% of the Company’s total liabilities.

Capex

During the quarter, ASUR made investments of Ps.372.93 million as part of the Company’s ongoing plan to modernize its airports pursuant to its master development plans. For FY06 ASUR made capital investments of Ps.1,088.98 million.

4Q06 Earnings Conference Call

Day:	Thursday, February 22, 2007

Time:	10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:	(800) 344-1005 (US & Canada)
(706) 634-1333 (International & Mexico)

Access Code:	8665318

Replay:

Starting Thursday, February 22, 2007 at 2:00 PM US EST, ending at midnight US EST on Thursday, March 1, 2007. Dial-in number: (800) 642-1687 (US & Canada); (706) 645-9291 (International & Mexico). Access Code: 8665318.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco,

ASUR 4Q06, Page 11 of 16

Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 4Q06, Page 12 of 16

Item	4Q 2005	4Q 2006	% change	Twelve Months 2005	Twelve Months 2006	% change
Cancun						
Aeronautical Revenues	134,987	274,116	103.07	1,099,815	1,166,174	6.03
Non-Aeronautical Revenues	71,732	151,706	111.49	509,048	527,296	3.58
Operating Profit	15,926	203,435	1,177.38	780,185	810,437	3.88
EBITDA	87,759	282,796	222.24	1,065,606	1,122,384	5.33
Cozumel						
Aeronautical Revenues	3,449	9,570	177.47	58,906	45,533	(22.70)
Non-Aeronautical Revenues	1,800	5,055	180.83	18,454	15,561	(15.68)
Operating Profit	(9,091)	(2,442)	73.14	11,707	(5,928)	(150.64)
EBITDA	(3,477)	3,782	208.77	34,113	18,165	(46.75)
Merida						
Aeronautical Revenues	29,133	25,387	(12.86)	100,809	98,124	(2.66)
Non-Aeronautical Revenues	9,775	9,730	(0.46)	36,533	38,465	5.29
Operating Profit	8,944	3,975	(55.56)	19,493	14,206	(27.12)
EBITDA	18,846	13,685	(27.39)	58,776	51,818	(11.84)
Villahermosa						
Aeronautical Revenues	20,122	19,656	(2.32)	70,742	74,790	5.72
Non-Aeronautical Revenues	5,951	5,944	(0.12)	21,449	22,218	3.59
Operating Profit	9,986	4,160	(58.34)	26,952	16,428	(39.05)
EBITDA	15,767	11,551	(26.74)	50,108	44,437	(11.32)
Others						
Aeronautical Revenues	48,888	48,595	(0.60)	189,880	203,283	7.06
Non-Aeronautical Revenues	11,785	11,948	1.38	41,824	47,517	13.61
Operating Profit	(463)	(3,209)	(593.09)	(6,547)	(5,475)	16.37
EBITDA	19,886	18,821	(5.36)	74,861	80,652	7.74
Grupo						
Aeronautical Revenues	236,579	377,324	59.49	1,520,152	1,587,904	4.46
Non-Aeronautical Revenues	101,043	184,383	82.48	627,308	651,057	3.79
Operating Profit	25,302	205,919	713.84	831,790	829,668	(0.26)
EBITDA	138,781	330,635	138.24	1,283,464	1,317,456	2.65

ASUR 4Q06, Page 13 of 16

ASUR 4Q06, Page 14 of 16

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 st, to December 31 st, 2006 and 2005

Thousands of Mexican pesos in purchasing power as of December 31 st, 2006

Item	Accumulative 2005	Accumulative 2006	Variation %	Fourth Quarter 2005	Fourth Quarter 2006	Variation %
Revenues						
Aeronautical Services	1,520,152	1,587,904	4.46	236,579	377,324	59.49
Non-Aeronautical Services	627,308	651,057	3.79	101,043	184,383	82.48
Total Revenues	**2,147,460**	**2,238,961**	**4.26**	**337,622**	**561,707**	**66.37**
Operating Expenses						
Cost of services	580,611	641,173	10.43	146,703	158,483	8.03
General and administrative expenses	106,889	97,491	(8.79)	26,872	26,156	(2.66)
Technical Assistance	69,123	71,037	2.77	8,384	18,345	118.81
Concession fee	107,373	111,804	4.13	16,882	28,088	66.38
Depreciation and Amortization	451,674	487,788	8.00	113,479	124,716	9.90
Total Operating Expenses	**1,315,670**	**1,409,293**	**7.12**	**312,320**	**355,788**	**13.92**
Operating Income	**831,790**	**829,668**	**(0.26)**	**25,302**	**205,919**	**713.84**
Comprehensive Financing cost	23,669	15,214	(35.72)	(8,943)	(9,749)	9.01
Extraordinary and Special Items						
Extraordinary Items	9,327	15,654	67.84	7,282	1,696	(76.71)
Special items (NMO Restructuring)	-	-	-	-	-	-
Income Before Income Taxes	**846,132**	**829,228**	**(2.00)**	**9,077**	**194,474**	**2,042.49**
Provision for Income Taxes	37,743	43,307	14.74	12,019	4,087	(66.00)
Defferred income taxes	222,372	257,806	15.93	(9,349)	59,268	(733.95)
Defferred employees profit sharing	-	-	-	-	-	-
Net Income for the Year	**586,017**	**528,115**	**(9.88)**	**6,407**	**131,119**	**1,946.50**
Earning per Share	**1.9534**	**1.7604**	**(9.88)**	**0.0214**	**0.4371**	**1,946.56**
Earning per ADS USD	**1.8068**	**1.6282**	**(9.88)**	**0.0198**	**0.4043**	**1,946.54**
Exchange rate per dollar 10.8116

ASUR 4Q06, Page 15 of 16

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Changes in Financial Position from January 1 st, to December 31 st, 2006 and 2005

Thousands of Mexican pesos in purchasing power as of December 31 st, 2006

Item	Accumulative 2005	Accumulative 2006	Variation %	Fourth Quarter 2005	Fourth Quarter 2006	Variation %
Net Income for the Year	**586,017**	**528,115**	**(9.88)**	**6,407**	**131,119**	**1,946.50**
Depreciation and Amortization	451,674	487,788	8.00	113,479	124,716	9.90
Resources provided by operations	**1,037,691**	**1,015,903**	**(2.10)**	**119,886**	**255,835**	**113.40**
Changes in operating assets and liabilities:						
Decrease (increase) in:						
Trade receivables	56,194	(66,128)	(217.68)	32,030	(20,031)	(162.54)
Recoverable taxes and other current assets	(91,364)	31,596	(134.58)	(87,709)	(32,773)	(62.63)
Other deferred assets	25,225	(25,202)	(199.91)	12,858	10,968	(14.70)
Increase (decrease) in:						
Trade accounts payable	11,008	(16,597)	(250.77)	17,472	1,260	(92.79)
Accrued expenses and others payables	152,295	(192,122)	(226.15)	157,292	1,771	(98.87)
Long term liabilities	37,034	198,125	434.98	(22,812)	54,112	(337.21)
Resources provided by (used for) working capital	**190,392**	**(70,328)**	**(136.94)**	**109,131**	**15,307**	**(85.97)**
Resources provided by (used for) operating activities	**1,228,083**	**945,575**	**(23.00)**	**229,017**	**271,142**	**18.39**
Resources provided by (used for) financing activities:	**(199,989)**	**(210,663)**	**5.34**	-	-	-
Notes payable	-		-	-	-	-
Others	(199,989)	(210,663)	5.34	-	-	-
Resources provided by (used for) investing activities:	**(664,593)**	**(1,088,978)**	**63.86**	**(201,639)**	**(372,937)**	**84.95**
Investments in machinery, furniture and equipment, net	(175,520)	(680,374)	287.63	(138,671)	(541,610)	290.57
Investments in rights to use airport facilities	51,825	(49,064)	(194.67)	51,825		(100.00)
Investments in constructions in process	51,066	(496,833)	(1,072.92)	384,707	111,722	(70.96)
Investments in others	(591,964)	137,295	(123.19)	(499,500)	56,951	(111.40)
Increase (Decrease) in cash and cash equivalents	**363,501**	**(354,065)**	**(197.40)**	**27,378**	**(101,795)**	**(471.81)**
Cash and cash equivalents at beginning of the financial period	1,232,242	1,595,743	29.50	1,568,365	1,343,473	(14.34)
Cash and cash equivalents at the end of the financial period	**1,595,743**	**1,241,678**	**(22.19)**	**1,595,743**	**1,241,678**	**(22.19)**

ASUR 4Q06, Page 16 of 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: February 21, 2007